

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2018

Nadir Ali
Chief Executive Officer
Sysorex, Inc. (f/k/a Inpixon USA)
2355 Dulles Corner Boulevard, Suite 600
Herndon, VA 20171

      Re: Sysorex, Inc. (f/k/a Inpixon USA)
          Amendment No. 1 to Registration Statement on Form 10
          Filed July 19, 2018
          File No. 000-55924

Dear Mr. Ali:

We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated July 11, 2018.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to our comment, we may have additional comments.

Registration Statement on Form 10-12(g)

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue Recognition, page 36

1.   Your response to prior comment 2 indicates that the acceleration of deferred revenue of maintenance services resulted in an increase to product revenues and product costs. However, you also indicate that you primarily resell maintenance services on behalf of third parties. Please tell us if your maintenance service revenues sold on behalf of third parties are recorded on a gross or net basis. Since you are acting as an agent, it appears that revenue should be the net basis (i.e., commission recognized). We refer you to ASC 606-10-55-36 through 55-40.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at 202-551-3297 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Information Technologies
        and Services

cc: Melanie Figueroa, Esq.